SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PETROBRAS ANNOUNCES RESULTS FOR THE SECOND QUARTER OF 2007
(Rio de Janeiro – August 13 2007) – PETRÓLEO BRASILEIRO S.A. – Petrobras today announced its consolidated results stated in Brazilian Reais, in accordance with generally accepted accounting practices in Brazil (BR GAAP).

Petrobras reported a consolidated net income of R$ 6.800 million in the second quarter of 2007, an increase of 65% over the first quarter of 2007. The Company’s market capitalization stood at R$ 244.659 million on June 30, 2007. Petrobras System invested R$ 19.795 million during the first half of 2007, 45% above the Company’s expenditures during the same period for 2006, of which R$ 9.092 million was invested to expand future oil and gas production in Brazil to meet production targets. Adjusted EBITDA amounted to R$ 25.183 million, ensuring sufficient resources to fund the Company’s investments.

  Petrobras posted net income of R$ 6.800 million in the second quarter of 2007, reflecting an improved operating performance in comparison with the previous quarter. Compared to the second quarter of 2006, net income declined 2%, as a result of the decline in international oil prices and the impact of the appreciation of the Real in 2007. These effects were partially offset by higher sales volume and the fiscal benefit from the provisioning of interest on own capital (R$ 746 million).

  Domestic oil and NGL production averaged 1,789 thousand barrels per day in the second quarter of 2007, 2% higher than the second quarter of 2006. Approximately 83% of Brazilian oil production came from the Campos Basin (1,482 thousand barrels/day), led by incremental output from new production units P-50 (Albacora Leste), FPSO-Capixaba (Golfinho), P-34 (Jubarte) and FPSO-Cidade do Rio de Janeiro (Espadarte), which offset the natural decline in output from mature fields.
  The consolidated net debt of Petrobras amounted to R$ 21.966 million on June 30, 2007, 8% lower than the R$ 23.955 million reported three months earlier, as a result of free cash flow generated during the period (R$ 2.948 million), and in spite of the substantial increase in investments and the payment of dividends, as well as the impact of the appreciation of the Real on the gross debt.

  Value added by the Petrobras System totaled R$ 59.194 million, R$ 34.195 million of which went to government participations and federal, state, and municipal taxes; R$ 6.794 million to suppliers and financial institutions for financial charges, rent and charters; R$ 11.840 million to shareholders; and R$ 6.365 million to salaries, bonuses and benefits.

This document is divided into 5 topics:

PETROBRAS SYSTEM	Page	PETROBRAS	Page
Financial Performance	04	Financial Statements	33
Operating Performance	09
Financial Statements	22
Appendices	30

PETROBRAS SYSTEM

Statement by the CEO, José Sergio Gabrielli de Azevedo

     Petrobras was faced with a series of new challenges in the second quarter of 2007, but again demonstrated its capacity to overcome such challenges, achieving excellent results. The company posted quarterly net income of R$ 6.800 million and generated net operating revenues of R$ 41.798 million, 10% higher than revenues from the same period in 2006

     First-half capital expenditures and investments totaled R$ 19.795 million, a 45% increase compared to the same period a year ago. These investments are consistent with our 2007-11 Business Plan and will allow us to expand our future oil and gas production capacity both in Brazil and abroad. It is also worth noting that first-half operating cash flow as measured by EBITDA totaled R$ 25.183 million, fully generating the resources needed to fund our investments.

     Brazilian oil production averaged 1,795 thousand bpd in the first half, 2% higher than in the same period of 2006. In the second quarter, average production was 1,789 thousand bpd, slightly less than in the previous three months due to operational issues that are now resolved.

     In pursuit of our production targets and to maintain our high growth profile, we launched the P-52 platform in June. P-52 will eventually produce up to 180 thousand bpd, following the commencement of operations in the Roncador field this September. We will be inaugurating a further three platforms by the end of the year, all of which will play a vital part in the future growth of our Company: Piranema, with a capacity of 30 thousand bpd, Cidade de Vitória in the Golfinho field with a capacity of 100 thousand bpd, and P-54 in the Roncador field with a capacity of 180 thousand bpd.

     We also made some important discoveries along the Brazilian coast which point to an even more promising future. We encountered deepwater saturated light oil reserves of approximately 29º API in the pre-salt layer of the Pirambu field, part of the Campos Basin, and gas-saturated sand deposits in the Espírito Santo Basin, which may increase recoverable volumes in this area.

     We continued to expend considerable effort on resolving the problems in Bolivia and ensuring natural gas supplies for Brazil. Towards this end, we completed the transfer of all Petrobras Bolívia Refinación S.A. shares to YPFB, in exchange for US$ 112 million. At the same time, we took an important step towards entering the LNG market. In April, we approved a contract with Golar LNG Ltd. to charter two Floating Storage and Regasification Units to be used in the LNG terminals under construction in the southeast and northeast of Brazil. The two vessels will have a joint regasification capacity of up to 21 million m3/day. Our LNG Project is the most appropriate technical and economic solution for ensuring flexible gas supplies for thermal power plants, while diversifying Brazil’s sources of natural gas.

     On the international front, we formed important agreements that opened up new exploration horizons for the Company and expanded our presence in promising deepwater areas abroad. For the first time, we signed an exploration and production agreement for four blocks in the Lusitaniana Basin off the Portuguese coast, with a depth of up to 3,000 meters, which Petrobras will operate with a 50% share. We also entered into an agreement with ONGC, India’s largest oil and gas company, involving cooperation in various oil industry activities, including the operation of 6 deepwater blocks, 3 in Brazil and 3 in India.

PETROBRAS SYSTEM

     On the stock market, our shares recovered from their first-quarter losses and appreciated substantially both in Brazil (Bovespa) and abroad (NYSE). The Company’s market cap closed the quarter at R$ 244.659 million, an increase of 21% from a year ago. We also split the ratio of our local shares to our American Depositary Receipts (ADRs), from four underlying shares per ADR, to two. The measure is intended to make our ADRs’ more accessible for individual investors on the New York Stock Exchange, thereby expanding our shareholder base.

     I would also like to mention the recent agreement to acquire 100% of Suzano Petroquímica S.A. This transaction, as with our joint acquisition of the Ipiranga Group in the first quarter, is in line with the Company’s strategic plan of investing selectively in Brazilian and Southern Cone petrochemical projects that will add value to our oil, gas and refining activities. The acquisition will both enhance our petrochemical holdings and help consolidate the Southeast Petrochemical Complex.

     Finally, I would like to emphasize the fact that Petrobras, in addition to its excellent financial and operating performance, is recognized by the market for its unwavering commitment to excellence in corporate governance, and regulated by it respect for the environment, the society, and business ethics. This was underscored in June, when the American publication Investor Relations Magazine recognized Petrobras as having the Best Investor Relations Program for Individual Investors. This award, in addition to recognizing our efforts to provide individuals investors with the best possible service, also reflects our total commitment to a transparent relationship with all our shareholders and the public, backed by a corporate governance that fully supports our activities and is consistent with our dedication to social responsibility.

PETROBRAS SYSTEM	Financial Performance

Net Income and Consolidated Economic Indicators

Petrobras posted a consolidated first-half net income of R$ 10.931 million, 20% lower than the first half of 2006.

R$ million
	2nd Quarter					First Half

1Q-2007	2007	2006	Δ %		2007	2006	Δ %

50.127	53.633	49.633	8	Gross Operating Revenues	103.760	96.401	8
38.894	41.798	37.948	10	Net Operating Revenues	80.692	73.834	9
8.582	11.535	11.267	2	Operating Profit (1)	20.117	23.277	(14)
(950)	(1.056)	(141)	649	Financial Result	(2.006)	(585)	243
4.131	6.800	6.959	(2)	Net Income	10.931	13.634	(20)
0,94	1,55	1,59	(2)	Net Income per Share	2,49	3,11	(20)
215.666	244.659	202.635	21	Market Value (Parent Company)	244.659	202.635	21

39	41	44	(3)	Gross Margin (%)	40	44	(4)
22	28	30	(2)	Operating Margin (%)	25	32	(7)
11	16	18	(2)	Net Margin (%)	14	18	(4)
10.993	14.190	13.614	4	EBITDA – R$ million(2)	25.183	27.727	(9)

				Financial and Economic Indicators

57,75	68,76	69,62	(1)	Brent (US$/bbl)	63,26	65,69	(4)
2,1082	1,9831	2,1840	(9)	US Dollar Average Price - Sale (R$)	2,0453	2,1892	(7)
2,0504	1,9262	2,1643	(11)	US Dollar Last Price - Sale (R$)	1,9262	2,1643	(11)

(1)	Operating income before financial result, equity balance and taxes.
(2)	Operating income before financial result, equity balance and depreciation/amortization.

R$ million
	2nd Quarter				First Half

1Q-2007	2007	2006	Δ %		2007	2006	Δ %

7.548	10.376	11.243	(8)	Operating Income as per Brazilian Corporate Law	17.924	22.383	(20)
950	1.056	141	649	(-) Financial Result	2.006	585	243
84	103	(117)	(188)	(-) Equity Income Result	187	309	(39)

8.582	11.535	11.267	2	Operating Profit	20.117	23.277	(14)
2.411	2.655	2.347	13	Depreciation / Amortization	5.066	4.450	14

10.993	14.190	13.614	4	EBITDA	25.183	27.727	(9)

28	34	36	(6)	EBITDA Margin (%)	31	38	(18)

PETROBRAS SYSTEM	Financial Performance

The year-on-year reduction in the first half of 2007 consolidated net income reflected the impact of the appreciation of the Real on export prices and monetary items, as well as the factors listed below:

  A R$ 255 million reduction in gross profit:

	R$ million
	Changes
	2007 X 2006
Main Items	Net Revenues	Cost of Goods Sold	Gross Profit
. Domestic Market: - Effect of Volumes Sold	1.154	(574)	580
- Effect of Prices	(150)	-	(150)
. Intl. Market: - Effect of Export Volumes	2.795	(1.293)	1.502
- Effect of Export Price	(1.587)	-	(1.587)
. Decrease in expenses: (*)	-	(586)	(586)
. Increase / Decrease in Profitability of Distribution Segment	26	131	157
. Increase / Decrease in operations of commercialization abroad	1.354	(1.285)	69
. Increase / Decrease in international sales	4.324	(4.310)	14
. FX effect on controlled companies abroad	(860)	633	(227)
. Other	(199)	172	(27)

	6.857	(7.112)	(255)

(*) Expenses Composition:	Value
- domestic Government Take	1.150
- third-party services	165
- import of crude oil and oil products and gas**	22
- transportation: maritime and pipelines ***	(167)
- non-oil products, including alcohol	(183)
- salaries, benefits and charges	(359)
- materials, services and depreciation	(1.214)

(586)

**   CIF Values.
*** Expenditures with cables, terminals and pipelines.

PETROBRAS SYSTEM	Financial Performance

• An increase in the following expenses:

• Selling expenses (R$ 163 million), due to the increased volume of exports (R$ 120 million) and off-shore operations (R$ 70 million), offset by the reduction in distribution expenditures (R$ 24 million);

• General and administrative expenses (R$ 592 million) from personnel in Brazil (R$ 176 million) and abroad (R$ 26 million), greater expenditure on third-party services (R$ 175 million), especially IT and consulting support services, and new companies in the international segment (R$ 25 million);

• Exploration costs (R$ 358 million), notably those incurred abroad (R$ 294 million);

• Other operating expenses (R$ 1.806 million), especially from the expenses related to amending the Petros Plan (R$ 1.050 million); increased provisions for judicial contingencies (R$ 125 million); expenditure on safety, health and the environment (R$ 87 million); and the new jobs and salaries plan (R$ 123 million). In 2006; these expenses were reduced by the bonus received from partnerships (R$ 57 million).

• A negative impact of R$ 1.421 million on the net financial result, due to:

• Losses from monetary and exchange variations (R$ 1.763 million), reflecting the impact of the increased appreciation of the Real in the 1H-2007 and the non-recurring exchange regularization (R$ 321 million) in the same period of 2006;

Part of this impact was offset by:

• Increased financial revenues (R$ 311 million) generated by a change in the composition of the portfolio of domestic investments through a substantial reduction in future dollar exchange contracts, and an increase in the amount of foreign currency funds held offshore , which led to an impact on the exchange variation in the financial result.

• The above effects were offset by:

• An improved result from Equity Income (R$ 122 million), despite the recognition of higher exchange losses from the conversion of foreign subsidiaries’ shareholders equity;

• An improved non-operating result (R$ 115 million), due to the sale of investments in Bolivia (R$ 72 million) and Argentina (R$ 20 million);

• The fiscal benefit from the provisioning of interest on equity (R$ 746 million).

PETROBRAS SYSTEM	Financial Performance

Net income for the second quarter of 2007 totaled R$ 6.800 million, 65% above the R$ 4.131 million declared in the first quarter of 2007, due to greater export volumes, higher international oil prices and the fiscal benefit arising from the provisioning of interest on own capital, as well as the factors listed below:

• A R$ 2.107 million increase in gross profit:

Changes 2Q-2007 X 1Q-2007 MAIN INFLUENCES
	R$ million

Main Items	Net Revenues	Cost of Goods Sold	Gross Profit

. Domestic Market: - effect of Volumes Sold	1.483	(781)	702
- effect of Prices	639	-	639
. Intl. Market: - effect of Export Volumes	321	(172)	149
- effect of Export Price	876	-	876
. Increase / Decrease in expenses: (*)	-	(290)	(290)
. Increase / Decrease in Profitability of Distribution Segment	(225)	281	56
. Increase / Decrease in operations of commercialization abroad	238	(151)	87
. Increase / Decrease in international sales	741	(373)	368
. FX effect on controlled companies abroad	(687)	593	(94)
. Others	(482)	96	(386)

	2.904	(797)	2.107

(*) Expenses Composition:	Value
- third-party services	64
- transportation: maritime and pipelines **	59
- salaries, benefits and charges	22
- non-oil products, including alcohol	(31)
- domestic Government Take	(58)
- materials, services and depreciation	(129)
- import of crude oil, gas and oil products***	(217)

(290)

** CIF Value.
*** Expenditures with cables, terminals, and pipelines.

PETROBRAS SYSTEM	Financial Performance

• Reduction in operating expenses (R$ 846 million), due to:

• Lower exploration costs (R$ 264 million), due to reduced expenditure abroad on seismic data in the second quarter of 2007 (R$ 286 million);

• Other operating expenses (R$ 632 million), in particular the non-recurring expenses in the first quarter of 2007 from amendments to the Petros Plan (R$ 1.040 million) and the increase in royalties in Ecuador relative to 2006 (R$ 50 million). This was partially offset by the increase in provisions for judicial contingencies (R$ 125 million) and the new jobs and salaries plan (R$ 123 million), as well as the lower result from hedge operations (R$ 94 million);

• The R$ 106 million negative impact on the net financial result.

• The impact of the fiscal benefit from the provisioning of interest on own capital (R$ 746 million).

PETROBRAS SYSTEM	Operational Performance

Physical Indicators

2nd Quarter					First Half

1Q-2007	2007	2006	Δ %		2007	2006	Δ %

Exploration & Production - Thousand bpd/day
				Domestic Production
1.800	1.789	1.757	2	Oil and LNG	1.795	1.754	2
274	269	282	(5)	Natural Gas (1)	271	276	(2)
2.074	2.058	2.039	1	Total	2.066	2.030	2
				Consolidated - International Production
111	117	121	(3)	Oil and LNG	114	140	(19)
103	112	95	18	Natural Gas (1)	107	97	10
214	229	216	6	Total	221	237	(7)
17	16	18		Non Consolidated - Internacional Production (2)	17	10

231	245	234	5	Total International Production	238	247	(4)

2.305	2.303	2.273	1	Total production	2.304	2.277	1

(1)	Does not include liquified gas and includes re-injected gas

(2)	Non consolidated companies in Venezuela.

Refining, Transport and Supply - Thousand bpd

340	410	354	16	Crude oil imports	375	349	7
97	159	88	81	Oil products imports	128	102	25

437	569	442	29	Import of crude oil and oil products	503	451	12

377	321	267	20	Crude oil exports	349	265	32
247	271	281	(4)	Oil products exports	259	275	(6)

624	592	548	8	Export of crude oil and oil products (3)	608	540	13

187	23	106	(78)	Net exports (imports) crude oil and oil products	105	89	18

146	157	149	5	Import of gas and others	151	148	2
1	3(3)	6	(50)	Other exports	2(3)	4	(50)
2.041	2.048	1.900	8	Output of oil products	2.045	1.908	7
1.781	1.796	1.795	-	• Brazil	1.789	1.803	(1)
260	252	105	140	• International	256	105	144
2.227	2.167	2.114	3	Primary Processed Installed Capacity	2.167	2.115	2
1.986	1.986	1.985	-	• Brazil(4)	1.986	1.986	-
241	181	129	40	• International	181	129	40
				Use of Installed Capacity (%)
90	89	91	(2)	• Brazil	89	91	(2)
85	86	81	5	• International	85	81	4
77	78	80	(2)	Domestic crude as % of total feedstock processed	78	80	(2)

(3)	Volumes of oil and oil products exports include ongoing exports.

(4)	As per ownership recognized by the ANP.

Sales Volume - Thousand bpd

1.646	1.709	1.660	3	Total Oil Products	1.678	1.638	2
53	51	26	96	Alcohol, Nitrogens and others	53	37	43
226	234	239	(2)	Natural Gas	230	236	(3)

1.925	1.994	1.925	4	Total domestic market	1.961	1.911	3
625	595	554	7	Exports	610	544	12
655	654	459	42	International Sales	655	448	46

1.280	1.249	1.013	23	Total international market	1.265	992	28

3.205	3.243	2.938	10	Total	3.226	2.903	11

PETROBRAS SYSTEM	Operational Performance

Price and Cost Indicators

2nd Quarter					First Half

1Q-2007	2007	2006	Δ %		2007	2006	Δ %

Average Oil Products Realization Prices
150,97	155,44	154,20	1	Domestic Market (R$/bbl)	153,27	153,69	(0)

Average sales price - US$ per bbl
				Brazil
47,79	57,04	58,20	(2)	Crude Oil (US$/bbl)(5)	52,42	55,92	(6)
32,71	36,16	15,61	132	Natural Gas (US$/bbl)(6)	34,36	15,57	121
				International
42,41	45,60	47,30	(4)	Crude Oil (US$/bbl)	44,03	42,43	4
14,48	13,96	12,33	13	Natural Gas (US$/bbl)	14,20	11,91	19

(5) Average of the exports and the internal transfer prices from E&P to Supply.

(6) Internal transfer prices from E&P to Gas & Energy. The increase in the 1Q07 due to new methodology that takes in consideration the international natural gas prices as one of the variables.

Costs - US$/barrel
				Lifting cost:
				• Brazil
7,20	7,33	6,12	20	• • without government participation	7,27	6,22	17
16,24	17,95	17,54	2	• • with government participation(8)	17,10	17,44	(2)
3,89	4,19	3,10	35	• International	4,05	3,03	34
				Refining cost
2,54	2,69	2,07	30	• Brazil (7)	2,62	1,99	32
2,42	3,01	1,36	121	• International	2,70	1,46	85
531	552	531	4	Corporate Overhead (US$ million) Parent Company (7)	1.082	850	27

(7) The company, in order to promote a better indexes adherence to its operating and management models, has reviewed their concepts, recalculating the values of previous periods, as already mentioned on 4Q06 Report.

(8) Lifting cost with government take had its historical series adjusted, retroactive to 2002, due to ANP's (National Petroleum Agency) new interpretation of the deductibility of the expenses with Project Finance in the Marlim field over the accounting of special participations.

Costs - R$/barrel
				Lifting cost
				• Brazil
15,20	14,45	13,16	10	• • without government participation	14,83	13,50	10
34,12	35,03	38,34	(9)	• • with government participation(8)	34,58	37,68	(8)
				Refining cost
5,36	5,31	4,55	17	• Brazil (7)	5,34	4,37	22

Exploration and Production – Thousand Barrels/day

Domestic oil and NGL production increased by 2% (41 thousand bpd), over the first half of 2006 due to the operational start-up of the platforms P-50 (Albacora Leste), FPSO-Capixaba (Golfinho) P-34 (Jubarte) and FPSO-Cidade de Rio de Janeiro (Espadarte), which jointly added approximately 200 thousand bpd, offset by the natural decline in production of the mature fields and the occurrence of operational problems.

Second-quarter domestic oil and NGL production remained virtually flat over the first quarter of 2007, declining by 1%.

First-half consolidated international oil production dropped 19% over the first half of 2006 due to the loss of control in the Venezuelan operations caused by the change-over from an operating agreement to a mixed company, in which the Venezuelan government assumed a controlling interest through PDVSA. Consolidated gas production moved up 11% year-on-year, due to the resumption of normal production in the United States, which (1) was adversely affected in 2006 by hurricanes Rita and Katrina; (2) the start-up of production in the Cottonwood field in February 2007.

Consolidated international oil production in the second quarter grew by 5% over the first quarter of 2007 due to higher output from the Cottonwood field (USA) and the return of normal operations in Ecuador following the interruption in production caused by the popular unrest in March 2007. Consolidated gas production moved up 9% quarter-over-quarter, also due to (1) higher production from Cottonwood in the second quarter of 2007, (2) increased demand for Bolivian gas by Argentina and (3) higher supply to the Bolivian domestic market.

Refining, Transportation and Supply – Thousand Barrels/day

The volume of processed crude in domestic refineries (primary processing) dipped 1% year-on-year in the first half of 2007, due to scheduled maintenance stoppages in the RPBC, Reduc, Repar and Refap refineries. During the second quarter of 2007, processed volumes fully recovered from the prior decline.

Domestic processed crude in the second quarter of 2007 edged up by 1% over the previous quarter, due to less time lost with maintenance stoppages.

Processed crude in the overseas refineries (primary processing) jumped by 85% year-on-year in the first half of 2007, due to the inclusion of the Pasadena refinery (USA) as of October 2006 and the increase in Argentinean refining capacity, offset by the sale of the Bolivian refineries in the second quarter of 2007.

In relation to the previous quarter, total processed throughput in the overseas refineries dropped by 12% in the second quarter of 2007, due to the sale of the Bolivian refineries in the second quarter.

Costs

Lifting Costs (US$/barrel)

The first-half unit lifting cost in Brazil, excluding government take, increased by 17% in relation to the first half of 2006. Excluding the impact of the 7% appreciation of the Real, the unit lifting cost climbed by 12% due to higher service and material costs, caused by the upturn in industrial activity and the increase in personnel expenses as a result of wage hikes and the increase in the workforce to operate the new production units, which should decline as production from these units are gradually brought to full capacity.

In comparison with the first quarter of 2007, the second-quarter unit domestic lifting cost excluding government take, climbed by 2%. Excluding the 6% appreciation of the Real during the period on these costs denominated in Reais, the unit lifting cost would have fallen by 3%, due primarily to the lower number of well interventions and a reduction in required corrective maintenance in the Marlim field in the second quarter of 2007.

Including government take, the first half of 2007 lifting cost fell by 2% year-on-year due to the slide in the average Brazilian oil price used as a reference to assess the government take (which is tied to the international price) and the reduction in the tax rate in those fields with a natural decline in production.

The domestic unit lifting cost in the second quarter of 2007 rose by 11% over the first quarter of 2007, due to the increase in government take, linked to higher international oil prices during the period.

The first-half international unit lifting cost increased by 34% in comparison with the first half of 2006, due to (1) higher expenditure with third-party services and materials in Argentina; (2) increased expenditure in the United States following the return to normal operations, (3) partial production stoppage in 2006 due to the hurricanes; (4) the operational start-up of the deepwater Cottonwood field; and (5) higher expenses in Angola from the recovery of mature wells and installation maintenance.

Compared to the first quarter of 2007, the second-quarter international unit lifting cost increased by 8% due to (1) higher expenditure with third-party services related to well maintenance in Argentina; (2) increased expenditure in the United States due to the upturn in output from the deepwater Cottonwood field; and (3) expenses from equipment repairs. Partially offsetting these increases, expenditure in Angola was lower in the second quarter of 2007.

Refining Costs (US$/Barrel)

Domestic unit refining costs increased 32% during the first half of 2007 as compared to the first half of 2006, due to increased operating expenses from materials and services, reflecting the investments to adapt the refineries to new product quality demands, and the increase in the number and scope of scheduled stoppages. Excluding the impact of the 6% appreciation of the Real on Real-denominated refining costs, these costs would have climbed by 25%.

In the second quarter of 2007, the domestic unit refining cost increased by 6% over the first quarter of 2007, fully reflecting the impact of the appreciation of the Real on Real-denominated refining costs.

Average unit international refining costs climbed 85% year-on-year in the first half of 2007, due to the inclusion of the Pasadena refinery (USA) as of October 2006.

In quarter-over-quarter terms, average unit international refining costs increased by 24% in the second quarter of 2007 due to the unscheduled maintenance stoppage in the United States in April/07.

Corporate Overhead – Parent Company (US$ million)

In comparison with the first half of 2006, corporate overhead climbed by 27% in 2007, reflecting the growth of the Company’s operations. Excluding the impact of the 7% appreciation of the Real, given that all such costs are denominated in Reais, corporate overhead increased 20% year-on-year due to (1) higher expenses from salaries, bonuses and benefits as a result of the collective bargaining agreements and (2) the expansion of the workforce.

In the second quarter, corporate overhead in Reais grew by 4% over the first quarter of 2007, primarily due to higher expenses from personnel, rent and other costs.

Sales Volume – Thousand Barrels/day

Domestic sales volume moved up 3% year-on-year in the first half of 2007, led by diesel, LPG, aviation fuel and fuel oil. The upturn in diesel sales reflected the improved agricultural performance resulting from the higher grain harvest. Population growth and higher earnings among the less favored income groups pushed LPG sales. GDP growth and the increase in tourism, supported by the appreciation of the Real against the dollar increased sales of aviation fuel.

Oil and oil product export volume rose by 12%, as a consequence of higher oil production.

International sales volume climbed by 46% due to the increase in trading transactions and the Pasadena refinery’s operations, offset by the elimination of operations in Venezuela and the sale of the Bolivian refineries.

Domestic sales volume of oil products moved up 4% year-on-year in the second quarter of 2007, led by diesel due to the seasonal upturn in agricultural activity and industrial output in the second quarter of 2007, and the recovery of activities that make intensive use of agricultural and road-building equipment, which were adversely affected by the exceptionally heavy rainfall in January and February.

Natural gas sales increased 4% over the first quarter of 2007, due to higher consumption by vehicles and industrial activity.

Result by Business Area R$ million (1)(3)
	2º Quarter				Jan-Jun

1Q-2007	2007	2006	Δ%		2007	2006	Δ%

5.083	6.416	6.899	(7)	EXPLORATION & PRODUCTION	11.499	13.673	(16)
2.136	2.231	1.632	37	SUPPLY	4.367	3.632	20
(316)	(215)	(222)	(3)	GAS AND ENERGY	(531)	(300)	77
189	215	132	63	DISTRIBUTION	404	295	37
(261)	235	255	(8)	INTERNATIONAL (2)	(26)	491	(105)
(2.590)	(1.745)	(1.122)	56	CORPORATE	(4.335)	(2.983)	45
(110)	(337)	(615)	(45)	ELIMINATIONS AND ADJUSTMENTS	(447)	(1.174)	(62)

4.131	6.800	6.959	(2)	CONSOLIDATED NET INCOME	10.931	13.634	(20)

(1) Comments on the results by business area begin on page 17 and their respective financial statements on page 26.

(2) In the international business segment, given that all operations are executed abroad, comparisons between the periods is influenced by foreign exchange variations in dollars or in the currency of those countries in which the companies in question are headquartered. As a result, there may be substantial variations in Reais, primarily arising from and reflecting changes in the exchange rate.

(3) Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses. In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

RESULTS BY BUSINESS AREA

Petrobras is a company that operates in an integrated manner, with the greater part of oil and gas production in the Exploration and Production area being sold or transferred to other Company areas.

The main criteria used to report results per business area are as follows:

a) Net operating revenues: revenues from sales to external clients, plus intra-Company sales and transfers, using internal transfer prices established between the various areas as a benchmark, with assessment methodologies based on market parameters;

b) Operating income: net operating revenues, plus the cost of goods and services sold, which are reported per business area considering the internal transfer price and other operating costs for each area, plus the operating expenses effectively incurred by each area;

c) The entire financial result is allocated to the corporate group;

d) Assets: refers to the assets as identified by each area. Equity accounts of a financial nature are allocated to the corporate group.

E&P: Net income from Exploration and Production totaled R$ 11.499 million in the first half of 2007, 16% below net income for the first six months of 2006 (R$ 13.673 million), due to the following factors:

  R$ 2.836 million reduction in gross profit, due to the decline in average domestic oil prices, partially offset by the 2% growth in oil and NGL output, the reduction in government take and higher average transfer prices for natural gas;

  Expenses of R$ 220 million related to financial incentives paid to pension plan participants in exchange for accepting amendments to the plan’s regulations.

The spread between the average domestic oil sale/transfer price and the average Brent price widened from US$ 9.77/bbl in the first half of 2006 to US$ 10.84/bbl in the first half of 2007.

In comparison with the previous quarter, net income for the second quarter of 2007 increased by 26% due to higher average domestic oil prices, partially offset by a 1% decline in daily oil and NGL output.

The spread between the average domestic oil sale/transfer price and the average Brent price increased from US$ 9.96/bbl in the first quarter of 2007 to US$ 11.72/bbl in the second quarter of 2007.

SUPPLY: The Supply segment recorded net income of R$ 4.367 million in the first half of 2007, 20% above the R$ 3.632 million registered during the same period in 2006, reflecting a reduction in average oil acquisition and oil product import costs, associated with the 7% appreciation of the Real against the dollar, as well as the lower value of heavy crude oil. These gains were partially offset by:

  Increased oil product import volumes;

  Higher selling and general and administrative expenses, chiefly due to the upturn in sales volume, and increased personnel and third-party service expenses.

In comparison with the previous quarter, second-quarter net income increased by 4% due to (1) the growth in oil product sales volume; (2) the increase in the average realized price for oil product sales; and (3) the sale, in the second quarter of 2007, of inventories acquired at a lower cost.

GAS AND ENERGY: Gas and Energy recorded a first half of 2007 loss of R$ 531 million (versus a loss of R$ 300 million in the first half of 2006), generated by an increase in the average domestic natural gas transfer cost and reduced sales volumes. These effects were partially offset by the improvement in the energy sales margin due to the lower electricity acquisition costs.

The second quarter of 2007 result was a net loss of R$ 215 million (versus a loss of R$ 316 million in the first quarter of 2007), due to:

  A 5% increase in natural gas sales volume;

  A reduction in thermoelectric plant operating expenses.

These effects were partially offset by narrower electric power sales margins due to the higher acquisition costs.

DISTRIBUTION: The Distribution segment posted a first-half net income of R$ 404 million, 37% above the R$ 295 million declared in the first half of 2006, resulting from a 12% increase in sales volume and a reduction in selling expenses.

The segment recorded a 34.1% share of the national fuel distribution market (in line with new criterion which adjusts for volume from ethanol sales) versus 31.4% in the first half of 2006 (32.5% according to the previous criterion).

In the second quarter, net income increased by 14% as compared to the first quarter of 2007 due to higher sales volume and lower selling expenses.

The segment’s period share of the fuel distribution market increased from 33.9% in the first quarter of 2007, to 34,2% in the latest quarter.

INTERNATIONAL: The International segment generated a first-half net loss of R$ 26 million, versus net income of R$ 491 million in the first half of 2006.

This reversal was primarily due to:

  The R$ 202 million decrease in gross profit due to the impact of the 11% appreciation of the Real against the US dollar on the financial statement currency conversion process;

  The R$ 294 million increase in exploration and drilling expenses (including seismic acquisition) in Turkey, Angola, Iran, the United States, Libya and Venezuela.

  The R$ 153 million increase in general and administrative expenses, due to increased operations by the foreign subsidiaries, corporate acquisitions and the constitution of new firms.

These effects were partially offset by nom operational results of R$ 95 million from the sale of the Bolivian refineries and the Hydroneuquen plant of PESA-Argentina.

In the second quarter of 2007, the International segment generated net income of R$ 235 million, versus a net loss of R$ 261 million in the first quarter of 2007.

This improvement was caused by:
      i) The wider refinery and sales margins in the United States due to the higher sale prices;
      ii) the improved result in Bolivia as a result of the new E&P contracts in effect as of May 2007 and capital gains from the sale of refineries;
      iii) greater E&P sales volume in the USA, caused by increased output from the Cottonwood field;
      iv) the R$ 283 million reduction in exploration expenses.

CORPORATE: Corporate activities generated a loss of R$ 4.335 million in the first half of 2007, versus a loss of R$ 2.983 million in the first half of 2006, as a result of:

  Expenses of R$ 642 million from the financial incentive to pension plan participants in exchange for their acceptance of the amended plan;

  The R$ 1.421 million increase in net financial expenses, as detailed on page 6;

  The R$ 231 million increase in general and administrative expenses resulting from higher third-party services and personnel expenses, the latter due to the expansion of the workforce in 2006 and the collective bargaining agreement.

These effects were partially offset by the recognition of interest on own capital, which generated a fiscal benefit of R$ 746 million.

In the second quarter of 2007, corporate activities generated a loss of R$ 1.745 million, versus a loss of R$ 2.590 million in the first quarter of 2007, mainly due to:

  The R$ 563 million reduction in income tax expenses due to the recognition of interest on own capital, which generated a fiscal benefit of R$ 746 million.

  The first quarter of 2007 realization of expenses from the financial incentive to pension plan participants in exchange for their acceptance of the new regulations (R$ 632 million);

These effects were partially offset by the R$ 106 million increase in net financial expenses (see page 8).

Consolidated Debt

	R$ million

	06.30.2007	03.31.2007	Δ%
Short-term Debt (1)	10.720	11.879	(10)
Long-term Debt (1)	29.100	32.539	(11)

Total	39.820	44.418	(10)
Net Debt (2)	21.966	23.955	(8)
Net Debt/(Net Debt + Shareholder's Equity) (1)	17%	19%	(2)
Total Net Liabilities (1) (3)	195.012	189.367	3
Capital Structure
(third parties net / total liabilities net)	45%	46%	(1)

(1) Includes debt from leasing contracts (R$ 1.980 million on June 30, 2007 and R$ 2.259 million on March 31, 2007).
(2) Total debt less cash and cash equivalents
(3) Total liabilities net of cash/financial investments.

The net debt of the Petrobras System amounted to R$ 21.966 million on June 30, 2007, 8% down from March 31, 2007 (R$ 23.955 million), primarily due to the positive generation of free cash flow during the period (R$ 2.948 million), and in spite of the substantial growth of investments and the payment of dividends, as well as the impact of the appreciation of the Real when translating dollar denominated debt into Brazilian Reais.

The level of indebtedness, measured by the net debt/EBITDA ratio, fell from 0.54, on March 31, 2007, to 0.44 on June 30, 2007. The portion of the capital structure represented by third parties was 45%, 1 percentage point down from March 31, 2007.

Consolidated Investments

In compliance with the goals outlined in its strategic plan, Petrobras continues to prioritize investments for the expansion of its oil and natural gas production capacity by investing its own funds or by structuring ventures with strategic partners. On June 30, 2007, total investments during the first six months of 2007 amounted to R$ 19.795 million, 45% above expenditures during the same period for 2006.

R$ million
	First Half
	2007	%	2006	%	%
• Own Investments	17.030	86	12.345	91	38

Exploration & Production	9.092	46	7.195	53	26
Supply	2.856	14	1.538	11	86
Gas and Energy	730	4	1.041	8	(30)
International	3.486	18	1.889	14	85
Distribution	547	3	333	2	64
Corporate	319	1	349	3	(9)

• Special Purpose Companies (SPCs)	2.596	13	1.156	8	125

• Ventures under Negotiation	169	1	142	1	19

• Structured Projects	-	-	1	-	-

Exploration & Production	-	-	1	-	(100)

Total Investments	19.795	100	13.644	100	45

		*

R$ million
	First Half
	2007	%	2006	%	%
International
Exploration & Production	3.129	90	1.460	77	114
Supply	202	6	127	7	59
Gas and Energy	65	2	33	2	97
Distribution	26	1	26	1	-
Others	64	1	243	13	(74)

Total Investments	3.486	100	1.889	100	85

R$ million
	First Half
	2007	%	2006	%	%
Projects Developed by SPCs
Marlim Leste	847	33	447	39	89
PDET Off Shore	186	7	37	3	403
Barracuda and Caratinga	-	-	40	3	-
Malhas	342	13	243	21	41
Gasene	586	23	330	29	-
EVM	-	-	32	3	-
CDMPI	206	8	-	-	-
Mexilhão	223	8	-	-	-
Amazônia	206	8	27	2	663

Total Investments	2.596	100	1.156	100	125

In line with its strategic objectives, Petrobras acts in consortiums with other companies as a concessionaire of oil and natural gas exploration, development and production rights. Currently the Company is a member of 84 consortiums. These ventures will require estimated total investments of approximately US 7,528 million by the end of the current year.

PETROBRAS SYSTEM	Financial Statements

Income Statement – Consolidated

R$ million
	2º Quarter			First Half

1Q-2007	2007	2006		2007	2006

50.127	53.633	49.633	Gross Operating Revenues	103.760	96.401
(11.233)	(11.835)	(11.685)	Sales Deductions	(23.068)	(22.567)

38.894	41.798	37.948	Net Operating Revenues	80.692	73.834
(23.692)	(24.489)	(21.394)	Cost of Goods Sold	(48.181)	(41.068)

15.202	17.309	16.554	Gross profit	32.511	32.766
			Operating Expenses
(1.415)	(1.443)	(1.353)	Sales	(2.858)	(2.695)
(1.545)	(1.498)	(1.311)	General and Administratives	(3.043)	(2.451)
(655)	(391)	(378)	Exploratory Costs	(1.046)	(688)
(382)	(428)	(495)	Research & Development	(810)	(737)
(299)	(323)	(405)	Taxes	(622)	(645)
(453)	(452)	(485)	Pension and Health Plan	(905)	(969)
(1.871)	(1.239)	(860)	Others	(3.110)	(1.304)

(6.620)	(5.774)	(5.287)		(12.394)	(9.489)

			Net Financial Expenses
669	478	602	Income	1.147	972
(883)	(768)	(734)	Expenses	(1.651)	(1.818)
(1.870)	(2.848)	(1.345)	Monetary & FX Correction - Assets	(4.718)	(1.573)
1.134	2.082	1.336	Monetary & FX Correction - Liabilities	3.216	1.834

(950)	(1.056)	(141)		(2.006)	(585)

(7.570)	(6.830)	(5.428)		(14.400)	(10.074)
(84)	(103)	117	Participation in Equity Income	(187)	(309)

7.548	10.376	11.243	Operating Profit	17.924	22.383
27	24	29	Non-operating Income (Expenses)	51	(64)
(2.968)	(3.168)	(3.865)	Income Tax & Social Contribution	(6.136)	(7.733)
(476)	(432)	(448)	Minority Interest	(908)	(952)

4.131	6.800	6.959	Net Income	10.931	13.634

A portion of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenses with Petrobras' new employees’ formation are now being allocated according to the specific area of each professional. Therefore, it is no longer integrally allocated as administrative expenses of the corporate group.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Balance Sheet – Consolidated

Assets	R$ million
	06.30.2007	03.31.2007

Current Assets	57.592	59.665

Cash and Cash Equivalents	17.854	20.463
Accounts Receivable	12.419	14.373
Inventories	16.965	15.065
Taxes Recoverable	7.730	7.160
Others	2.624	2.604
Non-current Assets	153.293	147.906

Long-term Assets	17.724	17.255

Petroleum & Alcohol Account	793	789
Advances to Suppliers	906	651
Marketable Securities	585	538
Deferred Taxes and Social Contribution	7.359	6.952
Advance for Pension Plan Migration	1.269	1.277
Prepaid Expenses	1.745	1.950
Accounts Receivable	2.086	1.830
Deposits - Legal Matters	1.697	1.663
Others	1.284	1.605

Investments	4.815	4.471
Fixed Assets	123.009	118.295
Intangible	5.489	5.628
Deferred	2.256	2.257

Total Assets	210.885	207.571

Liabilities	R$ million
	06.30.2007	03.31.2007

Current Liabilities	40.608	40.541

Short-term Debt	10.254	11.366
Suppliers	11.728	9.546
Taxes and Social Contribution Payable	9.089	9.533
Project Finance and Joint Ventures	62	62
Pension Fund Obligations	430	314
Dividends	2.194	1.582
Salaries, Benefits and Charges	1.634	1.443
Others	5.217	6.695
Non Current Liabilities	55.385	57.234

Long-term Debt	27.586	30.793
Pension Fund Obligations	3.442	3.358
Health Care Benefits	9.082	8.758
Deferred Taxes and Social Contribution	9.731	9.294
Others	5.544	5.031
Deferred Income	1.202	393
Minority interest	6.411	7.656
Shareholders’ Equity	107.279	101.747

Capital Stock	52.644	48.264
Reserves	43.704	49.352
Net Income	10.931	4.131

Total Liabilities	210.885	207.571

In line with international accounting practices, CVM Resolution No. 488 approved Proclamation NPC 27 of the Institute of Independent Auditors of Brazil (IBRACON), which establishes new standards for the presentation and publication of financial statements. According to this roclamation, assets must be classified as “Current” and “Non-current”, the latter further divided into long-term, investments, fixed assets, intangible assets and deferred assets. Liabilities must be classified as “Current” and “Non-current”.

Statement of Cash Flow - Consolidated

R$ million
	2nd Quarter			First Half

1Q-2007	2007	2006		2007	2006

4.131	6.800	6.959	Net Income	10.931	13.634
3.362	6.748	3.555	(+) Adjustments	10.112	7.041

2.411	2.655	2.347	Depreciation & Amortization	5.066	4.450
(676)	(548)	654	Charges on Financing and Connected Companies	(1.224)	(424)
476	432	447	Minority interest	908	951
84	103	(118)	Result of Equity Income	187	309
1.749	2.129	189	Foreign Exchange on Fixed Assets	3.880	2.764
106	(617)	(174)	Deferred Income Tax and Social Contribution	(511)	600
876	(1.900)	(2.003)	Inventory Variation	(1.024)	(3.710)
(1.895)	2.169	77	Supplier Variation	274	1.367
548	524	622	Pension and Health Plan Variation	1.072	1.226
(317)	1.801	1.514	Others	1.484	(492)
7.493	13.548	10.514	(=) Net Cash Generated by Operating Activities	21.043	20.675
(7.951)	(10.600)	(6.641)	(-) Cash used for Cap.Expend.	(18.553)	(12.660)

(4.364)	(5.022)	(3.888)	Investment in E&P	(9.386)	(7.771)
(1.102)	(2.419)	(915)	Investment in Refining & Transport	(3.521)	(1.642)
(704)	1.717	(342)	Investment in Gas and Energy	(2.421)	(625)
(104)	(53)	(126)	Project Finance	(159)	(264)
(1.526)	(1.316)	(1.270)	Investment in International Segment	(2.842)	(1.925)
86	65	32	Dividends	150	53
(237)	(138)	(132)	Other investments	(374)	(486)

(458)	2.948	3.873	(=) Free cash flow	2.490	8.015
(6.908)	(5.557)	(4.143)	(-) Cash used in Financing Activities	(12.465)	(8.719)
(1.035)	(3.958)	(1.472)	Financing	(4.993)	(1.971)
(5.873)	(1.599)	(2.671)	Dividends	(7.472)	(6.748)
(7.366)	(2.609)	(270)	(=) Net cash generated in the period	(9.975)	(704)

27.829	20.463	22.983	Cash at the Beginning of Period	27.829	23.417
20.463	17.854	22.713	Cash at the End of Period	17.854	22.713

Certain figures relating to previous periods have been reclassified to bring them into line with the current financial statements, thereby facilitating comparisons.

Statement of Value Added – Consolidated

	R$ million
	First Half
	2007	2006
Description
Sales of Products and Services and Non-Operating Revenues*	104.917	96.890
Raw Materials Used	(12.367)	(9.628)
Products for Resale	(16.933)	(14.852)
Materials, Energy, Services & Other	(12.568)	(7.650)

Added Value Generated	63.049	64.760

Depreciation & Amortization	(5.066)	(4.450)
Participation in Equity Income, Goodwill & Negative Goodwill	(187)	(308)
Financial Result	1.147	1.233
Rent and Royalties	251	274

Total Distributable Added Value	59.194	61.509

Distribution of Added Value
Personnel
Salaries, Benefits and Charges	6.365	4.868

	6.365	4.868

Government Entities
Taxes, Fees and Contributions	27.088	28.355
Government Take	7.107	8.464

	34.195	36.819

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Changes	3.154	1.819
Rent and Freight Expenses	3.640	3.417

	6.794	5.236

Shareholders
Minority Interest	908	952
Dividends/Interest on Own Capital	2.194	-
Retained Earnings	8.738	13.634

	11.840	14.586

Distributed Added Value	59.194	61.509

*	Net of Provisions for Doubtful Debts.

Consolidated Result by Business Area - 1H-2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	36.087	62.903	4.358	21.081	9.517	-	(53.254)	80.692

Intersegments	33.655	16.884	1.114	384	1.217	-	(53.254)	-
Third Parties	2.432	46.019	3.244	20.697	8.300	-	-	80.692
Cost of Goods Sold	(16.111)	(53.768)	(3.967)	(19.083)	(7.750)	-	52.498	(48.181)

Gross Profit	19.976	9.135	391	1.998	1.767	-	(756)	32.511
Operating Expenses	(1.896)	(2.580)	(879)	(1.369)	(1.421)	(4.327)	78	(12.394)
Sales, General & Administrative	(351)	(1.905)	(456)	(1.161)	(731)	(1.376)	79	(5.901)
Taxes	(15)	(73)	(46)	(91)	(68)	(329)	-	(622)
Exploratory Costs	(451)	-	-	-	(595)	-	-	(1.046)
Research & Development	(406)	(149)	(85)	(6)	(2)	(162)	-	(810)
Health and Pension Plans	-	-	-	-	-	(905)	-	(905)

Others	(673)	(453)	(292)	(111)	(25)	(1.555)	(1)	(3.110)

Operating Profit (Loss)	18.080	6.555	(488)	629	346	(4.327)	(678)	20.117
Interest Income (Expenses)	-	-	-	-	-	(2.006)	-	(2.006)
Equity Income	-	81	23	(8)	43	(326)	-	(187)
Non-operating Income (Expenses)	(25)	(5)	3	(5)	89	(6)	-	51

Income (Loss) Before Taxes and Minority Interests	18.055	6.631	(462)	616	478	(6.665)	(678)	17.975
Income Tax & Social Contribution	(6.139)	(2.227)	165	(212)	(248)	2.294	231	(6.136)
Minority Interests	(417)	(37)	(234)	-	(256)	36	-	(908)

Net Income (Loss)	11.499	4.367	(531)	404	(26)	(4.335)	(447)	10.931

Consolidated Result by Business Area - 1H-2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
INCOME STATEMENTS

Net Operating Revenues	38.808	59.631	4.607	19.152	5.834	-	(54.198)	73.834

Intersegments	35.900	15.231	1.396	324	1.347	-	(54.198)	-
Third Parties	2.908	44.400	3.211	18.828	4.487	-	-	73.834
Cost of Goods Sold	(15.996)	(52.272)	(3.986)	(17.311)	(3.865)	-	52.362	(41.068)

Gross Profit	22.812	7.359	621	1.841	1.969	-	(1.836)	32.766
Operating Expenses	(1.376)	(1.876)	(753)	(1.388)	(966)	(3.187)	57	(9.489)
Sales, General & Administrative	(442)	(1.449)	(380)	(1.196)	(578)	(1.145)	44	(5.146)
Taxes	(28)	(107)	(60)	(84)	(72)	(294)	-	(645)
Exploratory Costs	(387)	-	-	-	(301)	-	-	(688)
Research & Development	(365)	(137)	(67)	(5)	(2)	(161)	-	(737)
Health and Pension Plan	-	-	-	-	-	(969)	-	(969)
Others	(154)	(183)	(246)	(103)	(13)	(618)	13	(1.304)

Operating Profit (Loss)	21.436	5.483	(132)	453	1.003	(3.187)	(1.779)	23.277
Interest Income (Expenses)	-	-	-	-	-	(585)	-	(585)
Equity Income	-	49	12	(8)	48	(410)	-	(309)
Non-operating Income (Expense)	(117)	(15)	(6)	6	(6)	74	-	(64)

Income (Loss) Before Taxes and Minority Interests
	21.319	5.517	(126)	451	1.045	(4.108)	(1.779)	22.319

Income Tax & Social Contribution	(7.248)	(1.859)	47	(156)	(323)	1.201	605	(7.733)
Minority Interests	(398)	(26)	(221)	-	(231)	(76)	-	(952)

Net Income (Loss)	13.673	3.632	(300)	295	491	(2.983)	(1.174)	13.634

A portion of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

EBITDA(1) Consolidated Statement by Business Area - 1H-2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL
Operating Profit (Loss) (2)	18.080	6.555	(488)	629	346	(4.327)	(678)	20.117

Depreciation & Amortization	2.976	872	332	173	600	113	-	5.066

EBITDA (1)	21.056	7.427	(156)	802	946	(4.214)	(678)	25.183

(1) Operating income before the financial results and equity income, excluding the effect with depreciation /amortization.

(2) Expenses with Petrobras' new employees formation are now being allocated according to the specific area of each professional. Therefore, it is no longer integrally allocated as administrative expenses of the corporate group.

Statement of Other Operating Income (Expenses) - 1H-2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Expenses with Renegotiation of Petros Fund Plan	(220)	(129)	(11)	(40)	(8)	(642)	-	(1.050)
Institutional relations and cultural projects	(36)	(28)	-	(21)	-	(462)	-	(547)
Operating expenses with thermoelectric	-	-	(245)	-	-	-	-	(245)
Losses and Contingencies related to Legal Proceedings	(136)	(34)	-	(49)	(2)	(2)	-	(223)
HSE Expenses	(9)	(49)	(2)	-	-	(139)	-	(199)
New jobs and salaries plan	(48)	(23)	(4)	-	(3)	(45)	-	(123)

Unscheduled stoppages at installations and production equipment	(19)	(72)	-	-	-	-	-	(91)
Result from hedge operations	-	(64)	-	-	-	-	-	(64)
Contractual losses from ship-or-pay transport services	-	-	-	-	(44)	-	-	(44)
Others	(205)	(54)	(30)	(1)	32	(265)	(1)	(524)

	(673)	(453)	(292)	(111)	(25)	(1.555)	(1)	(3.110)

Statement of Other Operating Revenues (Expenses) - 1H-2006

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

Institutional relations and cultural projects	-	(21)	-	(45)	-	(384)	-	(450)
Operating expenses with thermoelectric	-	-	(281)	-	-	-	-	(281)
Losses and Contingencies related to Legal Proceedings	(7)	(29)	(5)	(2)	(3)	(114)	-	(160)
HSE Expenses	(8)	(6)	(1)	-	-	(97)	-	(112)

Unscheduled stoppages at installations and production equipment	(9)	(43)	-	-	-	-	-	(52)
Result from hedge operations	-	(8)	39	-	-	-	-	31
Contractual losses from ship-or-pay transport services	-	-	-	-	(63)	-	-	(63)
Bonus received from partnerships	57	-	-	-	-	-	-	57
Others	(187)	(76)	2	(56)	53	(23)	13	(274)

	(154)	(183)	(246)	(103)	(13)	(618)	13	(1.304)

A portion of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenses with Petrobras' new employees’ formation are now being allocated according to the specific area of each professional. Therefore, it is no longer integrally allocated as administrative expenses of the corporate group.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

Consolidated Assets by Business Area - 06.30.2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	82.681	45.909	23.101	8.574	23.748	36.126	(9.254)	210.885

CURRENT ASSETS	7.893	21.349	2.892	4.431	5.119	24.466	(8.558)	57.592

CASH AND CASH EQUIVALENTS	-	-	-	-	-	17.854	-	17.854
OTHER	7.893	21.349	2.892	4.431	5.119	6.612	(8.558)	39.738
NON-CURRENT ASSETS	74.788	24.560	20.209	4.143	18.629	11.660	(696)	153.293

LONG-TERM ASSETS	4.307	1.158	2.036	1.069	1.338	8.498	(682)	17.724
PROPERTY, PLANTS AND EQUIPMENT	67.597	21.697	17.168	2.673	12.101	1.787	(14)	123.009
OTHER	2.884	1.705	1.005	401	5.190	1.375	-	12.560

Consolidated Assets by Business Area - 03.31.2007

	R$ MILLION

			GAS
			&
	E&P	SUPPLY	ENERGY	DISTRIB.	INTERN.	CORPOR.	ELIMIN.	TOTAL

ASSETS	79.698	43.897	22.230	8.048	24.434	37.570	(8.306)	207.571

CURRENT ASSETS	6.918	20.910	2.922	4.307	5.692	26.659	(7.743)	59.665

CASH AND CASH EQUIVALENTS	-	-	-	-	-	20.463	-	20.463
OTHER	6.918	20.910	2.922	4.307	5.692	6.196	(7.743)	39.202
NON-CURRENT ASSETS	72.780	22.987	19.308	3.741	18.742	10.911	(563)	147.906

LONG-TERM ASSETS	4.567	1.102	2.057	685	1.323	8.080	(559)	17.255
PROPERTY, PLANTS AND EQUIPMENT	65.338	20.655	16.223	2.630	11.877	1.576	(4)	118.295
OTHER	2.875	1.230	1.028	426	5.542	1.255	-	12.356

Consolidated Results – International Business Area - 1H-2007

	R$ MILLION INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS (06.30.2007)	17.151	4.573	4.358	706	2.296	(5.336)	23.748

Income Statement (1)
Net Operating Revenues	2.402	6.233	1.127	1.780	25	(2.050)	9.517

Intersegments	1.664	1.389	201	13	-	(2.050)	1.217
Third Parties	738	4.844	926	1.767	25	-	8.300
Operating Profit (Loss)	135	206	305	(29)	(282)	11	346
Net Income (Loss)	(95)	161	211	(23)	(291)	11	(26)

Consolidated Results – International Business Area

	R$ MILLION INTERNATIONAL

	E&P	SUPPLY	GAS & ENERGY	DISTRIBUTION	CORPOR.	ELIMIN.	TOTAL
INTERNATIONAL AREA
ASSETS - (03.31.2007)	17.221	5.034	4.565	749	2.155	(5.290)	24.434

Income Statement - (1H-2006)
Net Operating Revenues	2.692	2.802	1.248	1.418	23	(2.349)	5.834

Intersegments	1.855	1.636	200	5	-	(2.349)	1.347
Third Parties	837	1.166	1.048	1.413	23	-	4.487
Operating Profit (Loss)	928	152	292	(126)	(271)	28	1.003
Net Income (Loss)	497	85	172	(53)	(229)	19	491

(1) Expenditure related to the training of new Petrobras employees is now allocated in line with the area of each employee and are no longer wholly allocated to corporate administrative expenses. In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETROBRAS SYSTEM	Appendices

1. Petroleum and Ethanol Accounts – STN

In order to settle the accounts with the federal government, in accordance with Provisional Measure No. 2181 of August 24, 2001, Petrobras has already submitted all the information required by the National Treasury (STN) and is in discussion with the STN in order to reconcile the differences between the parties.

The account balance of R$ 793 million as of June 30, 2007 (R$ 789 million on March 31, 2007) may be paid by the federal government through the issuance of National Treasury bonds, in an amount equal to the final settlement amount or with other amounts that Petrobras may owe to the federal government, including those related to taxes, or through a combination of these options.

2. Consolidated Taxes and Contributions

The economic contribution of Petrobras to the country, measured by the generation of current taxes, duties and social contribution, totaled R$ 25.376 million on June 30, 2007.

R$ million
	2º Quarter				First Half

1Q-2007	2007	2006	%		2007	2006	%

				Economic Contribution - Country
4.132	4.484	4.463	-	Value Added Tax (ICMS)	8.616	8.548	1
1.853	1.973	1.930	2	CIDE (1)	3.826	3.777	1
2.749	2.974	2.982	-	PASEP/COFINS	5.723	5.627	2
2.892	3.005	3.736	(20)	Income Tax & Social Contribution	5.897	7.484	(21)
656	658	485	36	Other	1.314	1.075	22

12.282	13.094	13.596	(4)	Subtotal Country	25.376	26.511	(4)

888	824	1.001	(18)	Economic Contribution - Foreign	1.712	1.844	(7)

13.170	13.918	14.597	(5)	Total	27.088	28.355	(4)

(1) CIDE - CONTRIBUTION FOR INTERVENTION IN THE ECONOMIC DOMAIN

3. Government Take

R$ million
	2nd Quarter				First Half

1Q-2007	2007	2006	%		2007	2006	%

				Country
1.627	1.778	1.981	(10)	Royalties	3.405	3.739	(9)
1.509	1.647	2.146	(23)	Special Participation	3.156	4.146	(24)
33	28	29	(3)	Surface Rental Fees	61	53	15

3.169	3.453	4.156	(17)	Subtotal Country	6.622	7.938	(17)

299	186	310	(40)	Foreign	485	526	(8)

3.468	3.639	4.466	(19)	Total	7.107	8.464	(16)

Government take in the country declined by 17% during the first half of 2007, due to the 12% decrease in the reference price for local oil, which averaged R$ 103,45 (US$ 50.76), versus R$ 117,68 (US$ 53.76) in the first half of 2006, reflecting lower reference prices for crude oil on the internsational markets, and the reduction in the Special Participation tax due to the natural decline in production in fields subject to Special Participation, which reduced the applicable tax bracket for those fields.

4. Reconciliation of Consolidated Shareholders’ Equity and Net Income

	R$ million

	Shareholders' Equity	Result
. According to PETROBRAS information as of 06.30.2007	109.290	11.188
. Profit in the sales of products in affiliated inventories	(426)	(426)
. Reversal of profits on inventory in previous years	-	362
. Capitalized interest	(807)	(99)
. Absorption of negative net worth in affiliated companies *	(179)	(105)
. Other eliminations	(599)	11

. According to consolidated information as of 06.30.2007	107.279	10.931

* Pursuant to CVM Instruction 247/96, losses considered as temporary for investments evaluated by the equity method, where the investee shows no intentions of ceasing operations or the need for financial support from the investor, must be limited to the amount of the controlling company’s investment. Thus losses generated by unfunded liabilities (negative shareholders’ equity) of the controlled companies did not affect the results or shareholders’ equity of Petrobras on June 30, 2007, generating a conciliatory item between the Financial Statements of Petrobras and the Consolidated Financial Statements.

5. Performance of Petrobras Shares and ADRs

Nominal Change
	2º Quarter			First Half

1Q-2007	2007	2006		2007	2006

-5,05%	13,61%	3,86%	Petrobras ON	7,87%	17,19%
-7,35%	11,92%	0,09%	Petrobras PN	3,69%	16,04%
-3,38%	21,87%	3,05%	ADR- Level III - ON	17,75%	25,31%
-3,68%	19,40%	-0,01%	ADR- Level III - PN	15,01%	24,03%
2,99%	18,75%	-3,48%	IBOVESPA	22,30%	9,49%
-0,87%	8,53%	0,37%	DOW JONES	7,59%	4,04%
0,26%	7,50%	-7,17%	NASDAQ	7,78%	-1,51%

Petrobras’ shares had a book value of R$ 24,91 per share on June 30, 2007.

6. Dividends and Interest on own capital

Dividends for the fiscal year of 2006, approved by the General Shareholders’ Meeting of April 2, 2007, in the amount of R$ 1,535 million (discounting advanced payments effected on January 4 and March 30, in the amount of R$ 6.361 million), were paid to shareholders on May 17, 2007.

On July 25, 2007, the Company’s Board of Directors approved an advanced payment to shareholders in the form of interest on own capital, in the amount of R$ 2.194 million, pursuant to article 9 of Law 9.249/95 and Decrees 2.673/98 and 3.381/00.

This payment will be made to shareholders no later than January 31, 2008, based on the shareholders of record as of August 17, 2007, corresponding to R$ 0,50 per common and preferred share, and will be discounted from declared dividends for the fiscal year of 2007. Said amount will be subject to monetary restatement in line with the variation in the Selic interest rate if paid before December 31, 2007, between the effective payment date and the end of the fiscal year in question. If paid in 2008, said amount will be subject to monetary restatement in line with the variation in the Selic interest rate between December 31, 2007, and the initial payment date.

This interest on own capital is subject to withholding income tax of 15% (fifteen percent), except for shareholders who are exempt from said tax.

7. Acquisition of Ipiranga Group Shares

On April 18, 2007, Ultrapar (by itself), with the intervention of Braskem S.A. and Petróleo Brasileiro S.A. – Petrobras (by mandate) acquired control of the Ipiranga group companies. The value of the transaction was R$ 5,486 million, divided into three installments. On the same date, Ultrapar, Braskem and Petrobras made the first payment of R$ 2,071 million, relative to the acquisition of the shares retained by the controlling shareholders of Grupo Ipiranga, of which Petrobras’ share was R$ 743 million.

Pursuant to the agreement between Ultrapar, Braskem and Petrobras, Ultrapar will control the fuel and lubricant distribution businesses in the South and Southeast regions (“Southern Distribution Assets”) belonging to Distribuidora de Produtos de Petróleo Ipiranga (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI); Petrobras will control the fuel and lubricant distribution businesses in the North, Northeast and Midwest regions (“Northern Distribution Assets”) belonging to Distribuidora de Produtos de Petróleo Ipiranga (DPPI) and Companhia Brasileira de Petróleo Ipiranga (CBPI); and Braskem will control the petrochemical assets represented by Ipiranga Química S.A., Ipiranga Petroquímica S.A. (IPQ) and the latter’s interest in Companhia Petroquímica do Sul (Copesul). Petrobras will also retain an interest in these petrochemical assets. The assets related to oil-refining operations belonging to Refinaria de Petróleo Ipiranga (RPI) will be jointly controlled by Petrobras, Ultrapar and Braskem.

The transaction was presented to the Brazilian antitrust authorities (CADE - Conselho Administrativo de Defesa Econômica; SDE - Secretaria de Direito Econômico; and SEAE - Secretaria de Acompanhamento Econômico – SEAE) in line with the terms stipulated by the prevailing legislation.

Ultrapar is responsible for executing the corporate restructuring of the acquired companies in order to separate the assets attributed to each of the acquiring companies, as follows:

(a) A Public Tender Offer (OPA) to acquire the common shares issued by RPI, DPPI and CBPI;
(b) The incorporation by Ultrapar of the shares issued by RPI, DPPI and CBPI;
(c) The separation of the assets, as follows: (i) a capital reduction by RPI and CBPI in order to transfer the petrochemical assets directly to Ultrapar for subsequent delivery to Braskem and Petrobras, as per the mandate, and (ii) the spin-off of CBPI for the purpose of transferring the Northern Distribution Assets to a company controlled by Petrobras.

Currently, the operation is in the stage of the OPA for the acquisition of the common shares issued by RPI, DPPI and CBPI. The OPA registration request was filed with the CVM (Brazilian Securities and Exchange Commission) on May 2, 2007 and is currently being examined by that body.

Regarding the petrochemical assets, on April 18, 2007, Petrobras and Braskem filed an OPA request for the delisting of Copesul with the CVM, which is also currently being examined. In the case of IPQ, on May 18, 2007, the same companies filed an OPA request permitting the private acquisition of the shares held by the minority shareholders on June 28, 2007, with financial settlement and transfer of the shares by the shareholders. The value of the transaction was estimated at R$ 118 million and the acquisition vehicle was a company constituted for this specific purpose: EDSP67 Participações S.A., controlled by Ipiranga Química S.A. On July 4, 2007, the CVM granted the OPA request and IPQ was delisted on July 18, 2007.

Following the first stage of the acquisition, regarding the petrochemical businesses, Petrobras retained 8.04% of the total capital and 27.13% of the voting capital of Ipiranga Química, recording the payment installment of R$ 429 million as an advance to the Investment group and recognizing equity income in the amount R$ 8 million, as well as the amortization of the respective goodwill in the amount of R$ 4 million. The latter amount was arrived at considering the payment made in the first stage, the expected transaction total, the percentage of total capital, used to calculate equity income, and Petrobras’ interest at the end of the process (40%).

In relation to the refining businesses, Petrobras retained 10.01% of the total capital of RPI, consolidating proportionally the pro-forma accounting statements of the refining assets of RPI in light of the joint control exercised by Petrobras, Braskem and Ultra. Goodwill in the amount of R$ 3 million was recognized and fully amortized and provisions for losses from investments were constituted in the same amount due to negative shareholders’ equity, the amount of R$ 509 thousand from the results of RPI’s refining operations in the 2Q07 having been reversed.

In relation to the fuel distribution market, CADE declared that the terms of Provisional Remedy 087000.001507/2007 -80 referring to market concentration do not impede Petrobras and Ultrapar – the purchasers of Grupo Ipiranga’s distribution businesses – from maintaining an understanding with regard to drawing up a corporate governance framework designed to prevent any risk to the competition. CADE authorized the holding of meetings between Petrobras and Ultrapar in order to draw up such a proposal.

On May 16, 2007, CADE unanimously approved an agreement replacing those items in the Provisional Remedy that prevented Petrobras from taking part in strategic and commercial decisions related to the acquisition of Grupo Ipiranga’s distribution assets.

The “Agreement to Preserve the Reversibility of the Transaction” (APRO) allows Petrobras to choose a manager and negotiate the implantation of corporate governance procedures guaranteeing the preservation of the assets and the rights of the minority shareholders. The transaction schedule remains unaltered.

With the APRO, the management of the distribution assets acquired by Petrobras will be independent of the management of the assets acquired by Ultrapar.

The manager of Petrobras’ distribution assets was selected on the market and will manage the businesses until CADE’s final decision on the transaction.

Also as a result of the APRO, Petrobras recorded a payment installment in the amount of R$ 313 million, relative to the distribution assets, as an advance under Non-Current Assets – Long Term, while awaiting CADE’s final decision on the transaction.

8. Foreign Exchange Exposure

The Petrobras System’s foreign exchange exposure is measured according to the following table:

Assets	R$ million

	06.30.2007	03.31.2007

Current Assets	19.418	21.796

Cash and Cash Equivalents	7.857	9.732
Other Current Assets	11.561	12.064

Non-current Assets	31.332	31.701

Long-term Assets	4.403	4.018
Investments	1.223	1.254
Property, plant and equipment	22.699	23.186
Intangible	2.444	2.613
Deferred	563	630

Total Assets	50.750	53.497

Liabilities	R$ million
	06.30.2007	03.31.2007

Current Liabilities	15.410	15.656

Short-term Debt	6.652	7.415
Suppliers	6.058	4.920
Other Current Liabilities	2.700	3.321

Long-term Liabilities	21.610	23.904

Long-term Debt	20.721	22.976
Other Long-term Liabilities	889	928

Total Liabilities	37.020	39.560

Net Assets (Liabilities) in Reais	13.730	13.937

(+) Investment Funds - Exchange	168	1.745

(-) FINAME Loans - dollar-indexed reais	409	487

Net Assets (Liabilities) in Reais	13.489	15.195

Net Assets (Liabilities) in Dollar	7.003	7.411

Exchange rate (*)	1,9262	2,0504

(*) US dollars are converted into Reais at the dollar-selling price as of the close of the period.

PETROBRAS	Financial Statements

Income Statement – Parent Company

R$ million
	2º Quarter			First Half

1Q-2007	2007	2006		2007	2006

37.986	41.691	38.872	Gross Operating Revenues	79.677	76.792
(10.118)	(10.866)	(10.431)	Sales Deductions	(20.984)	(20.240)

27.868	30.825	28.441	Net Operating Revenues	58.693	56.552
(15.281)	(16.180)	(14.615)	Cost of Products Sold	(31.461)	(28.673)

12.587	14.645	13.826	Gross Profit	27.232	27.879
			Operating Expenses
(1.257)	(1.237)	(1.176)	Sales	(2.494)	(2.339)
(1.039)	(1.025)	(907)	General & Administrative	(2.064)	(1.656)
(216)	235	(281)	Cost of Prospecting, Drilling & Lifting	(451)	(387)
(380)	(425)	(492)	Research & Development	(805)	(732)
(155)	(185)	(218)	Taxes	(340)	(334)
(424)	(424)	(456)	Health and Pension Plans	(848)	(912)
(1.786)	(1.242)	(694)	Other	(3.028)	(1.228)

(5.257)	(4.773)	(4.224)		(10.030)	(7.588)

			Net Financial
971	1.046	776	Income	2.017	1.078
(588)	(735)	(499)	Expense	(1.323)	(988)
(2.112)	(3.014)	123	Monetary & Foreign Exchange Variation - Assets	(5.126)	(2.340)
1.139	1.797	(134)	Monetary & Foreign Exchange Variation - Liabilities	2.936	1.837

(590)	(906)	266		(1.496)	(413)

(5.847)	(5.679)	(3.958)		(11.526)	(8.001)
52	507	713	Paticipation in Equity Income	559	1.056

6.792	9.473	10.581	Operating Income	16.265	20.934
(1)	(33)	32	Non-operating Income (Expense)	(34)	(54)
(2.455)	(2.588)	(3.513)	Income Tax / Social Contribution	(5.043)	(6.866)

4.336	6.852	7.100	Net Income	11.188	14.014

A portion of the expenses associated with idle thermoelectric plants were allocated to COGS, given that such expenses are linked to energy sales which are in turn tied to the capacity available for sale, independent of the volume effectively generated.

In order to unify the criterion for the allocation of safety, health and environment expenses, we opted to allocate these expenses in their entirety to other operating expenses.

Expenses with Petrobras' new employees’ formation are now being allocated according to the specific area of each professional. Therefore, it is no longer integrally allocated as administrative expenses of the corporate group.

In order to maintain comparability between the periods, we are presenting the previous statements in accordance with the new criteria above.

PETROBRAS	Financial Statements

Balance Sheet – Parent Company

Assets	R$ million
	06.30.2007	03.31.2007

Current Assets	40.636	43.379

Cash and Cash Equivalents	11.387	13.139
Accounts Receivable	8.870	11.175
Inventories	13.274	12.282
Dividends Receivable	119	579
Deferred Taxes & Social Contribution	5.618	4.942
Other	1.368	1.262
Non-current assets	150.435	137.298

Long-term Assets	57.741	49.216

Petroleum & Alcohol Account	793	789
Subsidiaries and affiliated companies	45.299	37.515
Ventures under Negotiation	1.256	1.007
Advances to Suppliers	463	514
Advance for Pension Plan Migration	1.269	1.277
Deferred Taxes and Social Contribution	4.678	4.335
Judicial Deposits	1.385	1.358
Anticipated Expenses	959	966
Other	1.639	1.455
Investments	24.015	23.167

Property, plant and equipment	65.215	61.517

Intangible	2.843	2.825

Deferred	621	573

Total Assets	191.071	180.677

Liabilities	R$ million
	06.30.2007	03.31.2007

Current Liabilities	51.800	47.022

Short-term Debt	1.282	1.281
Suppliers	34.348	29.278
Taxes & Social Contribution Payable	7.918	8.087
Dividends / Interest on Own Capital	2.194	1.582
Project Finance and Joint Ventures	1.510	1.551
Pension fund obligations	411	294
Clients Anticipation	254	1.751
Other	3.883	3.198
Long-term Liabilities	29.981	29.937

Long-term Debt	4.563	4.820
Subsidiaries and affiliated companies	1.985	2.599
Pension plan	3.111	3.051
Health Care Benefits	8.386	8.085
Deferred Taxes & Social Contribution	8.014	7.635
Other	3.922	3.747
Shareholders' Equity	109.290	103.718

Capital	52.644	48.264
Capital Reserves	47.458	51.118
Net Income	11.188	4.336

Total liabilities	191.071	180.677

In line with international accounting practices, CVM Resolution No. 488 approved Proclamation NPC 27 of the Institute of Independent Auditors of Brazil (IBRACON), which establishes new standards for the presentation and publication of financial statements. According to this proclamation, assets must be classified as “Current” and “Non-current”, the latter further divided into long-term, investments, fixed assets, intangible assets and deferred assets. Liabilities must be classified as “Current” and “Non-current”.

Statement of Cash Flow – Parent Company

R$ million
	2º Quarter			First Half

1Q-2007	2007	2006		2007	2006

4.336	6.852	7.100	Net Income	11.188	14.014
3.384	7.672	1.001	(+) Adjustments	11.056	2.920

1.260	1.482	1.273	Depreciation & Amortization	2.742	2.216
(3)	(4)	(3)	Oil and Alcohol Accounts	(7)	(7)
159	4.458	1.678	Oil and Oil Products Supply - Foreign	4.617	2.885
784	650	(154)	Charges on Financing and Affiliated Companies	1.434	901
1.184	1.086	1.793	Other Adjustments	2.270	(3.075)
7.720	14.524	8.101	(=) Net Cash Generated by Operating Activities	22.244	16.934
(4.634)	(5.689)	(4.092)	(-) Cash used for Cap.Expend.	(10.323)	(7.933)

(3.112)	(3.472)	(2.785)	Investment in E&P	(6.584)	(5.732)
(1.015)	(2.037)	(751)	Investment in Refining & Transport	(3.052)	(1.296)
(298)	(532)	(811)	Investment in Gas and Energy	(830)	(947)
-	(8)	(6)	Investments in International Area	(8)	(6)
36	717	665	Dividends	753	836
(245)	(357)	(404)	Other Investments	(602)	(788)

3.086	8.835	4.009	(=) Free Cash Flow	11.921	9.001
(10.046)	(10.587)	(5.643)	(-) Cash used in Financing Activities	(20.633)	(10.219)
(6.960)	(1.752)	(1.634)	(=) Cash Generated in the Period	(8.712)	(1.218)

20.099	13.139	17.898	Cash at the Beginning of Period	20.099	17.482
13.139	11.387	16.264	Cash at the End of Period	11.387	16.264

Statement of Value Added - Parent Company

	R$ million
	First Half
	2007	2006
Description
Sale of products and services and non operating income*	80.322	77.328
Raw Materials Used	(6.547)	(6.763)
Products for Resale	(4.870)	(4.114)
Materials, Energy, Services & Others	(10.703)	(6.842)

Added Value Generated	58.202	59.609

Depreciation & Amortization	(2.742)	(2.216)
Participation in subsidiaries, goodwill & discount amortization	559	1.056
Financial Income	1.132	562
Rent and royalties	196	195

Total Distributable Added Value	57.347	59.206

Distribution of Added Value

Personnel
Salaries, Benefits and Charges	5.166	3.790

	5.166	3.790

Government Entities
Taxes, Fees and Contributions	27.195	28.095
Government Participation	6.622	7.938

	33.817	36.033

Financial Institutions and Suppliers
Interest, FX Rate and Monetary Variations	2.628	976
Rent and Freight Expenses	4.549	4.393

	7.177	5.369

Shareholders
Dividends / interest on own capital	2.193	-
Net Income	8.994	14.014

	11.187	14.014

Value Added distributed	57.347	59.206

* Net of Provisions for Doubtful Debts.

PETROBRAS

http://www.petrobras.com.br/ri/english

Contacts:

Petróleo Brasileiro S.A – PETROBRAS
Investor Relations Department
Raul Adalberto de Campos– Executive Manager
E-mail: petroinvest@petrobras.com.br
Av. República do Chile, 65 - 2202 - B
20031-912 – Rio de Janeiro, RJ
(55-21) 3224-1510 / 9947

0800-282-1540

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers should not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 15, 2007

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.